

Mail Stop 3561

October 6, 2009

Mr. Steven C. McCracken
Chief Administrative Officer
Callaway Golf Company
2180 Rutherford Road
Carlsbad, CA 92008

Re: Callaway Golf Company
Registration Statement on Form S-3
Filed September 10, 2009
File No. 333-161848

Dear Mr. McCracken:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from footnote (4) of the fee table that the amount being registered is estimated based on the total number of common stock "initially issuable" upon conversion of the preferred stock, and that the "initial rate" of conversion is 14.1844 shares of common stock per share of preferred stock. Please confirm that this number is a good-faith estimate of the maximum amount of shares you think you will need to cover conversions and revise your disclosure to clarify this by removing the "initially issuable" language. Please also confirm your

understanding that should any of the adjustments in the conversion rate of preferred stock result in your having to issue a number of common shares that exceeds the good-faith estimate set forth in the fee table, you must file a new registration statement to register the additional shares, and revise your disclosure accordingly to clarify.

Conversion Procedures, page 18

2. We note your disclosure of the various conversion rate adjustments you may use beginning on page 20, and that several of the formulas for adjustment are not covered by Rule 416. Please confirm to us and revise your disclosure to specify which conversion formulas are not covered by Rule 416 and thus may require a new registration statement. For example, it appears that conversion formula (3) beginning on page 21 uses fair market value, conversion formulas (3) and (4) use average closing sales price per share of your common stock for 10 consecutive business days, and the conversion formula beginning on page 24 uses a 10 day volume weighted average price, all of which preclude the use of Rule 416.

Selling Shareholders, page 46

3. Please revise footnote (1) on page 47 to clarify that selling shareholders who are, or are affiliates of, registered broker-dealers are deemed underwriters.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Stickel at (202) 551-3324 or, in his absence, me at (202) 551-3412 with questions regarding comments on the non-financial statement disclosures and related matters.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Via Facsimile (949) 475-4681
        David C. Lee
        Gibson, Dunn & Crutcher LLP